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EXHIBIT 5.1
OPINION OF MORRISON & FOERSTER LLP

March 18, 2011

Intel Corporation
2200 Mission College Blvd.
Santa Clara, CA  95054-1549

Re:  Registration of Securities of Intel Corporation

Ladies and Gentlemen:

At your request, we have examined the Registration Statement on Form S-8 to be filed with the Securities and Exchange Commission (the “SEC”) in connection with the registration under the Securities Act of 1933, as amended, of an aggregate of Seventeen Million Four Hundred Ninety Nine Thousand Eight Hundred Twenty Two (17,499,822) shares (the “Plan Shares”) of common stock, par value $0.001 (“Common Shares”), of Intel Corporation (the “Company”), issuable pursuant to stock options and restricted stock units (the “Equity Awards”) granted under the McAfee, Inc. 1997 Stock Incentive Plan and the McAfee, Inc. 2010 Equity Incentive Plan, Foundstone, Inc. 2000 Stock Plan, MX Logic, Inc. 2002 Equity Incentive Plan, Secure Computing Corporation (formerly CipherTrust, Inc.) 2000 Stock Option Plan, Secure Computing Corporation 2002 Stock Incentive Plan, Cyberguard Corporation Employee Stock Option Plan, SafeBoot Option Plan 2006 and Network Associates, Inc. 2000 Nonstatutory Stock Option Plan (collectively, the “Plans”), as assumed in connection with the Agreement and Plan of Merger dated August 18, 2010 (the “Merger Agreement”) by and among the Company, Jefferson Acquisition Corporation, and McAfee, Inc.

This opinion is being furnished in accordance with the requirements of Item 601(b)(5) of Regulation S-K under the Securities Act of 1933, as amended.

As your counsel in connection with the Registration Statement, we have examined the proceedings taken by the Company in connection with the assumption of the Equity Awards and the authorization of the issuance of the Plan Shares, and such documents as we have deemed necessary to render this opinion.  For the purpose of the opinion rendered below, we have assumed that in connection with the issuance of the Plan Shares, the Company will receive consideration in an amount not less than the aggregate par value of the Plan Shares covered by each such issuance.  We have examined the originals, or photostatic or certified copies, of such records of the Company and certificates of officers of the Company and such other documents as we have deemed relevant and necessary as the basis for the opinions set forth below. In our examination, we have assumed the genuineness of all signatures, the legal capacity and competency of all natural persons, the authenticity of all documents submitted to us as originals and the conformity to original documents of all documents submitted to us as copies. We have also assumed that there are no agreements or understandings between or among the Company and any participants in the Plans that would expand, modify or otherwise affect the terms of the Plans or the respective rights or obligations of the participants thereunder, and that each award agreement setting forth the terms of each grant of options or other awards under the Plans is consistent with the Plans and has been duly authorized and validly executed and delivered by the parties thereto.

Based upon and subject to the foregoing, it is our opinion that the Plan Shares, when issued and outstanding pursuant to the terms of the applicable Plans and assumed Equity Awards, will be validly issued, fully paid and nonassessable Common Shares.

We consent to the use of this opinion as an exhibit to the Registration Statement.

Very truly yours,

/s/ Morrison & Foerster LLP